Exhibit 99.1

Scienjoy Holding Corporation Reports Second Quarter and First Half 2024 Unaudited Financial Results

BEIJING, August 29, 2024 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), an interactive entertainment leader in the Chinese market, today announced its financial results for the second quarter and first half of fiscal year 2024 ended June 30, 2024.

Second Quarter 2024 Operating and Financial Summaries

●	Total revenues increased by 3.2% to RMB374.8 million (US$51.6 million) for the three months ended June 30, 2024 from RMB363.2 million in the same period of 2023.

●	Gross profit increased by 28.3% to RMB64.7 million (US$8.9 million) for the three months ended June 30, 2024 from RMB50.4 million in the same period of 2023.

●	Income from operations increased by 148.0% to RMB28.6 million (US$3.9 million) for the three months ended June 30, 2024 from RMB11.5 million in the same period of 2023.

●	Net income was RMB33.4 million (US$4.6 million) for the three months ended June 30, 2024, as compared with RMB84.9 million in the same period of 2023. The decrease in net income was primarily attributed to the change in fair value of investment in marketable security, which does not affect the Company’s normal business operations. The change in fair value of investment in marketable security was primarily attributable to the fair value changes in investments in publicly traded company. The share price of publicly traded company experienced a moderate increase during the three months ending June 30, 2024, compared to a significant increase during the same period of 2023.

●	Net income attributable to the Company’s shareholders was RMB35.3 million (US$4.9 million) for the three months ended June 30, 2024, as compared with RMB84.7 million in the same period of 2023.

●	Adjusted net income attributable to the Company’s shareholders was RMB38.5 million (US$5.3 million) for the three months ended June 30, 2024, as compared with RMB86.8 million in the same period of 2023.

First Half 2024 Operating and Financial Summaries

●	Total revenues increased by 3.6% to RMB691.1 million (US$95.1 million) for the six months ended June 30, 2024 from RMB667.4 million in the same period of 2023.

●	Gross profit increased by 30.1% to RMB117.8 million (US$16.2 million) for the six months ended June 30, 2024 from RMB90.5 million in the same period of 2023.

●	Income from operations increased by 136.5% to RMB38.9 million (US$5.3 million) for the six months ended June 30, 2024 from RMB16.4 million in the same period of 2023.

●	Net income was RMB36.2 million (US$5.0 million) for the six months ended June 30, 2024, as compared with RMB79.3 million in the same period of 2023. The decrease in net income was primarily attributed to the change in fair value of investment in marketable security, which does not affect the Company’s normal business operations. The change in fair value of investment in marketable security was primarily attributable to the fair value changes in investments in publicly traded company. The share price of publicly traded company experienced a moderate increase during the six months ending June 30, 2024, compared to a significant increase during the same period of 2023.

●	Net income attributable to the Company’s shareholders was RMB41.9 million (US$5.8 million) for the six months ended June 30, 2024, as compared with RMB81.6 million in the same period of 2023.

●	Adjusted net income attributable to the Company’s shareholders was RMB47.5 million (US$6.5 million) for the six months ended June 30, 2024, as compared with RMB92.0 million in the same period of 2023.

●	As of June 30, 2024, the Company had RMB188.8 million (US$26.0 million) in cash and cash equivalents, as compared with RMB205.5 million as of December 31, 2023.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “The first half of 2024 has shown solid growth in both our revenue and gross profit, reaffirming our confidence in and expectations for our existing strategy focused on global expansion and metaverse innovation. As emerging AI algorithms and applications rapidly integrate into daily life, our metaverse platform, SJ-Verse, has been energized with groundbreaking innovations and significant momentum. These advancements include more targeted and personalized content, deeper social integration, comprehensive developer support, and enhanced platform connectivity. During this period, SJ-Verse has remained on course with its established goals, notably through partnerships with local creators, service providers and third-party developers to build a metaverse ecosystem uniquely characterized by Dubai’s culture. This initiative is designed to resonate with local preferences while nurturing a diverse global community of engaged users. Furthermore, we continue to make substantial investments in AI-Generated Content (AIGC) technologies, viewing them as a promising and profitable avenue within the metaverse landscape. We believe that by integrating AIGC technology into all our product offerings, we could attract and retain a larger global user base, offering a constantly evolving portfolio filled with surprises and entertainment. Looking ahead, we will be empowered by these revolutionary AI-driven innovations, enabling us to diversify risks and seize more growth opportunities within the future metaverse ecosystem.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We are pleased to report robust results for the first half of 2024, despite external challenges and market volatilities. In the second quarter and first half of fiscal year 2024, our revenue experienced steady growth of 3.2% and 3.6%, respectively; gross profit increased substantially by 28.3% and 30.1%, respectively; and income from operations surged by 148.0% and 136.5%, respectively. These figures reinforce our confidence in the effectiveness of our strategic initiatives and our unwavering commitment to executing them more efficiently. We are actively engaged in the metaverse industry, one of the most dynamic and innovative frontiers in today’s rapidly evolving world, with each spark of innovation presenting an opportunity for growth. Therefore, we remain vigilant, striving to stay ahead of trends and seize these opportunities. Simultaneously, we view business globalization as the path to becoming a significant player in the global metaverse arena. Going forward, we are committed to delivering more shareholder value by remaining steadfast in our dedication to innovation and our growth strategies.”

Second Quarter 2024 Financial Results

Total revenues increased by 3.2% to RMB374.8 million (US$51.6 million) for the three months ended June 30, 2024 from RMB363.2 million in the same period of 2023, primarily caused by increase of average revenue per paying user (“ARPPU”) as the economy recovers in China. The overall ARPPU for the three months ended June 30, 2023 and 2024 was RMB1,690 and RMB1,943, respectively.

Cost of revenues decreased by 0.8% to RMB310.1 million (US$42.7 million) for the three months ended June 30, 2024 from RMB312.7 million in the same period of 2023. The decrease was primarily attributable to a 60.2%, or RMB15.1 million, year-over-year decrease in users acquisition costs for the three months ended June 30, 2023, due to the fact that the Company already had a stable market share, and a decrease of RMB0.9 million in bandwidth related costs, as well as a decrease of RMB1.3 million in others costs. The decreased cost was partially offset by an increase of RMB14.7 million in revenue sharing fees, which was in line with the increase of revenue.

Gross profit increased by 28.3% to RMB64.7 million (US$8.9 million) for the three months ended June 30, 2024 from RMB50.4 million in the same period of 2023.

Total operating expenses decreased by 7.1% to RMB36.1 million (US$5.0 million) for the three months ended June 30, 2024 from RMB38.9 million in the same period of 2023.

●	Sales and marketing expenses decreased by 26.5% to RMB0.2 million (US$0.03 million) for the three months ended June 30, 2024 from RMB0.3 million in the same period of 2023, primarily due to fewer marketing activities.

●	General and administrative expenses decreased by 13.0% to RMB16.7 million (US$2.3 million) for the three months ended June 30, 2024 from RMB19.1 million in the same period of 2023, primarily caused by a decrease of RMB2.7 million in share based compensation.

●	Research and development expenses decreased by 3.3% to RMB17.5 million (US$2.4 million) and RMB18.1 million for the three months ended June 30, 2024 and 2023, due to a decrease of RMB1.6 million employee salary and welfare and a decrease of RMB0.4 million in share base compensation, offset by an increase of RMB1.5 million in technical services.

●	Provision for credit losses increased by 29.2% to RMB1.8 million (US$0.2 million) for the three months ended June 30, 2024 from RMB1.4 million in the same period of 2023.

Income from operations increased by 148.0% to RMB28.6 million (US$3.9 million) for the three months ended June 30, 2024 from RMB11.5 million in the same period of 2023.

Change in fair value of contingent consideration was Nil for the three months ended June 30, 2024, as compared to a gain of RMB2.5 million in the same period of 2023. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities was Nil for the three months ended June 30, 2024, as compared to a gain of RMB2.1 million in the same period of 2023. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. In February 2024, the Company’s warrants expired according to the terms of the warrant agreement. As of February 6, 2024, the Company has no warrants issued and outstanding.

Change in fair value of investment in marketable security decreased by 89.0% to a gain of RMB7.0 million (US$1.0 million) for the three months ended June 30, 2024 from a gain of RMB63.6 million in the same period of 2023. The change was primarily attributable to the fair value changes in investments in publicly traded company. The share price of publicly traded company experienced a moderate increase during the three months ending June 30, 2024, compared to a significant increase during the same period of 2023.

Investment loss decreased by 71.2% to RMB1.1 million (US$0.2 million) for the three months ended June 30, 2024 from RM3.9 million in the same period of 2023. The investment loss was primarily attributable to one-time share of unrealized loss in the long-term investments.

Income tax expense was RMB3.0 million for the three months ended June 30, 2024, as compared with income tax benefit of RMB6.5 million in the same period of 2023, which was mainly due to more taxable income.

Net income decreased by 60.6% to RMB33.4 million (US$4.6 million) for the three months ended June 30, 2024 from RMB84.9 million in the same period of 2023. The decrease in net income was primarily attributed to the change in fair value of investment in marketable security mentioned above, which does not affect the Company’s normal business operations.

Net income attributable to the Company’s shareholders decreased by 58.3% to RMB35.3 million (US$4.9 million) for the three months ended June 30, 2024 from RMB84.7 million in the same period of 2023.

Adjusted net income attributable to the Company’s shareholders decreased by 55.6% to RMB38.5 million (US$5.3 million) for the three months ended June 30, 2024 from RMB86.8 million in the same period of 2023.

Basic and diluted net income per ordinary share was RMB0.86 (US$0.12) and RMB0.85 (US$0.12) for the three months ended June 30, 2024, respectively. In comparison, basic and diluted net income per ordinary share was RMB2.09 and RMB2.08 in the same period of 2023, respectively.

Adjusted basic and diluted net income per ordinary share was RMB0.94 (US$0.13) and RMB0.93 (US$0.13) for the three months ended June 30, 2024, respectively. In comparison, adjusted basic and diluted net income per ordinary share was RMB2.15 and RMB2.13 in the same period of 2023, respectively.

First Half 2024 Financial Results

Total net revenues increased by 3.6% to RMB691.1 million (US$95.1 million) for the six months ended June 30, 2024 from RMB667.4 million in the same period of 2023, primarily caused by increase of average ARPPU as the economy recovers in China. The overall ARPPU for the six months ended June 30, 2023 and 2024 was RMB2,002 and RMB2,407, respectively.

Cost of revenues decreased by 0.6% to RMB573.3 million (US$78.9 million) for the six months ended June 30, 2024 from RMB576.9 million in the same period of 2023. The decrease was primarily attributable to a 56.6%, or RMB22.2 million, year-over-year decrease in the Company’s user acquisition costs due to the fact that the Company already had a stable market share, and a decrease of RMB1.3 million in bandwidth related costs, as well as a decrease of RMB2.7 million in others costs. partially offset by an increase of RMB22.7 million in revenue sharing fees, which was in line with the increase of revenue.

Gross profit increased by 30.1% to RMB117.8 million (US$16.2 million) for the six months ended June 30, 2024 from RMB90.5 million in the same period of 2023.

Total operating expenses increased by 6.5% to RMB78.9 million (US$10.9 million) for the six months ended June 30, 2024 from RMB74.1 million in the same period of 2023.

●	Sales and marketing expenses increased by 367.2% to RMB2.2 million (US$0.3 million) for the six months ended June 30, 2024 from RMB0.5 million in the same period of 2023, primarily attributable to sales and marketing activities in our new subsidiaries in Dubai. The Company is taking initiative in Dubai market, aiming at global expansion starting from the dynamic Middle East and North Africa (MENA) region.

●	General and administrative expenses increased by 0.3% to RMB36.6 million (US$5.0 million) for the six months ended June 30, 2024 from RMB36.5 million in the same period of 2023. The increase was primarily due to an increase of RMB4.1 million in employee salary and welfare and RMB1.0 million membership fees, offset by a decrease of RMB2.6 million in office renovation expenses and a decrease of RMB2.4 million in. share based compensation.

●	Research and development expenses increased by 11.8% to RMB39.1 million (US$5.4 million) from RMB34.9 million for the six months ended June 30, 2024 and 2023, due to an increase of RMB5.9 million in technical services fees, offset by a decrease of RMB1.6 million in employee salary and welfare.

●	Provision for credit losses decreased by 49.5% to RMB1.1 million (US$0.2 million) for the six months ended June 30, 2024 from RMB2.2 million in the same period of 2023.

Income from operations increased by136.5% to RMB38.7 million (US$5.3 million) for the six months ended June 30, 2024 from RMB16.4 million in the same period of 2023.

Change in fair value of contingent consideration was Nil for the six months ended June 30, 2024, as compared to a loss of RMB2.0 million in the same period of 2023. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities was Nil for the six months ended June 30, 2024, as compared to a gain of RMB0.2 million in the same period of 2023. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain. In February 2024, the Company’s warrants expired according to the terms of the warrant agreement. As of February 6, 2024, the Company has no warrants issued and outstanding.

Change in fair value of investment in marketable security decreased by 94.2% to a gain of RMB3.8 million (US$0.5 million) for the six months ended June 30, 2024 from a gain of RMB65.1 million in the same period of 2023. The change was primarily attributable to the fair value changes in investments in publicly traded company. The share price of publicly traded company experienced a moderate increase during the six months ending June 30, 2024, compared to a significant increase during the same period of 2023.

Investment loss decreased by 18.0% to RMB3.4 million (US$0.5 million) for the six months ended June 30, 2024 from RMB4.1 million in the same period of 2023. The investment loss was primarily attributable to one-time share of unrealized loss in the long-term investments.

Income tax expense was RMB7.7 million for the six months ended June 30, 2024, as compared with income tax benefit of RMB0.6 million in the same period of 2023, which was mainly due to more taxable income.

Net income decreased by 54.3%to RMB36.2 million (US$5.0 million) for the six months ended June 30, 2024 from RMB79.3 million in the same period of 2023. The decrease in net income was primarily attributed to the change in fair value of investment in marketable security mentioned above, which does not affect the Company’s normal business operations.

Net income attributable to the Company’s shareholders decreased by 48.6% to RMB41.9 million (US$5.8 million) for the six months ended June 30, 2024 from RMB81.6 million in the same period of 2023.

Adjusted net income attributable to the Company’s shareholders decreased by 48.3% to RMB47.5 million (US$6.5 million) for the six months ended June 30, 2024 from RMB92.0 million in the same period of 2023.

Basic and diluted net income per ordinary share was RMB1.02(US$0.14) and RMB1.01 (US$0.14) for the six months ended June 30, 2024, respectively. In comparison, basic and diluted net income per ordinary share was RMB2.02 and RMB2.01 in the same period of 2023, respectively.

Adjusted basic and diluted net income per ordinary share was RMB1.16 (US$0.16) and RMB1.15 (US$0.16) for the six months ended June 30, 2024., respectively. In comparison, adjusted basic and diluted net income per ordinary share was RMB2.28 and RMB2.26 in the same period of 2023, respectively.

As of June 30, 2024, the Company had RMB188.8 million (US$26.0 million) in cash and cash equivalents, which represented a decrease of RMB16.7 million from RMB205.5 million as of December 31, 2023.

Business Outlook

The Company expects its total net revenues to be in the range of RMB303 million to RMB323 million in the third quarter of 2024. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 30, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2024, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242

investors@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	205,465	188,764	25,975
Accounts receivable, net	260,979	246,812	33,962
Prepaid expenses and other current assets	78,653	59,840	8,234
Amounts due from related parties	355	-	-
Investment in marketable security	31,525	35,290	4,856
Total current assets	576,977	530,706	73,027

Property and equipment, net	2,193	1,863	256
Intangible assets, net	412,154	408,690	56,238
Goodwill	182,467	182,536	25,118
Long term investment	254,411	267,519	36,812
Long term deposits and other assets	726	731	101
Right-of-use assets-operating lease	12,157	8,544	1,176
Deferred tax assets	7,379	5,222	719
Total non-current assets	871,487	875,105	120,420
TOTAL ASSETS	1,448,464	1,405,811	193,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	73,183	35,034	4,820
Accrued salary and employee benefits	14,763	9,394	1,293
Accrued expenses and other current liabilities	27,610	8,244	1,134
Income tax payable	13,005	9,196	1,265
Lease liabilities-operating lease -current	7,974	6,101	840
Deferred revenue	97,586	84,997	11,696
Total current liabilities	234,121	152,966	21,048

Non-current liabilities
Deferred tax liabilities	59,818	59,109	8,134
Lease liabilities-operating lease -non-current	4,798	2,773	382
Total non-current liabilities	64,616	61,882	8,516
TOTAL LIABILITIES	298,737	214,848	29,564

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 38,113,879 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively; 38,920,797 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of June 30, 2024, respectively.
Class A ordinary shares	423,623	439,212	60,438
Class B ordinary shares	23,896	23,896	3,288
Shares to be issued	30,777	20,817	2,865
Treasury stocks	(19,216)	(19,216)	(2,644)
Statutory reserves	44,698	48,040	6,611
Retained earnings	628,821	667,399	91,837
Accumulated other comprehensive income	17,965	17,357	2,388
Total shareholders’ equity	1,150,564	1,197,505	164,783
Non-controlling interests	(837)	(6,542)	(900)
Total equity	1,149,727	1,190,963	163,883
TOTAL LIABILITIES AND EQUITY	1,448,464	1,405,811	193,447

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Livestreaming - consumable virtual items revenue	349,629	362,293	49,853	640,740	671,308	92,375
Livestreaming - time based virtual items revenue	6,379	6,542	900	11,890	12,516	1,722
Technical services and others	7,143	6,005	826	14,812	7,315	1,007
Total revenues	363,151	374,840	51,579	667,442	691,139	95,104
Cost of revenues	(312,718)	(310,117)	(42,674)	(576,913)	(573,329)	(78,893)
Gross profit	50,433	64,723	8,905	90,529	117,810	16,211
Operating expenses
Sales and marketing expenses	(257)	(189)	(26)	(466)	(2,177)	(300)
General and administrative expenses	(19,148)	(16,650)	(2,291)	(36,457)	(36,580)	(5,034)
Research and development expenses	(18,135)	(17,534)	(2,413)	(34,945)	(39,061)	(5,375)
Provision for doubtful accounts	(1,369)	(1,769)	(243)	(2,230)	(1,126)	(155)
Total operating expenses	(38,909)	(36,142)	(4,973)	(74,098)	(78,944)	(10,864)
Income from operations	11,524	28,581	3,932	16,431	38,866	5,347
Change in fair value of contingent consideration	2,540	-	-	(1,978)	-	-
Change in fair value of warrants liability	2,085	-	-	153	-	-
Change in fair value of investment in marketable security	63,570	6,991	962	65,148	3,764	518
Investment loss	(3,870)	(1,114)	(153)	(4,088)	(3,354)	(462)
Interest income, net	691	449	62	1,095	2,428	334
Other income, net	354	575	79	525	688	95
Foreign exchange gain, net	1,454	974	134	1,421	1,508	208
Income before income taxes	78,348	36,456	5,016	78,707	43,900	6,040
Income tax benefits (expenses)	6,526	(3,035)	(418)	632	(7,673)	(1,056)
Net income	84,874	33,421	4,598	79,339	36,227	4,984
Less: net income (loss) attributable to noncontrolling interest	138	(1,919)	(264)	(2,247)	(5,693)	(783)
Net income attributable to the Company’s shareholders	84,736	35,340	4,862	81,586	41,920	5,767

Other comprehensive loss:
Other comprehensive loss - foreign currency translation adjustment	(511)	(172)	(24)	(498)	(608)	(84)
Comprehensive income	84,363	33,249	4,574	78,841	35,619	4,900
Less: comprehensive income (loss) attributable to non-controlling interests	138	(1,919)	(264)	(2,247)	(5,693)	(783)
Comprehensive income attributable to the Company’s shareholders	84,225	35,168	4,838	81,088	41,312	5,683

Weighted average number of shares*
Basic	40,447,415	41,164,872	41,164,872	40,447,415	41,164,872	41,164,872
Diluted	40,771,279	41,334,310	41,334,310	40,660,023	41,461,415	41,461,415
Earnings per share
Basic	2.09	0.86	0.12	2.02	1.02	0.14
Diluted	2.08	0.85	0.12	2.01	1.01	0.14

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s shareholders	84,736	35,340	4,862	81,586	41,920	5,767
Less:
Change in fair value of contingent consideration	2,540	-	-	(1,978)	-	-
Change in fair value of warrants liability	2,085	-	-	153	-	-
Share based compensation	(6,720)	(3,194)	(440)	(8,613)	(5,629)	(775)
Adjusted net income attributable to the Company’s shareholders*	86,831	38,534	5,302	92,024	47,549	6,542
Adjusted net income attributable to the Company’s shareholders per ordinary share*
Basic	2.15	0.94	0.13	2.28	1.16	0.16
Diluted	2.13	0.93	0.13	2.26	1.15	0.16

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” above.